February 22, 2016

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Rofin-Sinar Technologies Inc. PRRN14A filed February 12, 2016 Filed by SilverArrow Capital Advisors LLP et al.

Dear Ladies and Gentlemen,

On behalf of our clients SilverArrow Capital Advisors LLP, SilverArrow Capital Holding Ltd., SAC Jupiter Holding Ltd., Pluto Fund Limited, Thomas Limberger, Robert Schimanko, Abdullah Saleh A. Kamel, Osama H. Al Sayed, Gebhard Rainer and Jordan Kovler (collectively, the “Filing Persons”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the preliminary proxy statement, dated January 12, 2016, which was filed with the Securities and Exchange Commission (the “Commission”) on Schedule 14A (the “Preliminary Proxy Statement”).  This Amendment No. 2 is being filed in response to the oral comments from Ms. Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions, provided on February 19, 2016 (the “Comments”).

Set forth below are the Filing Persons’ responses to the Comments from the Staff (the “Staff”) of the Commission.  For convenience, the Staff’s comments are summarized below in bold and italics, followed by the Filing Persons’ response to the comments as well as a summary of the responsive actions taken.

Amendment No. 1 to the Preliminary Proxy Statement, dated February 12, 2016

Deterioration of Relative sales and Market Share, page 4

1.
Identify in the proxy statement the analysts who do not expect improvement in Rofin’s performance and whom you allege expect that “Rofin will continue to lag behind its peers on growth in the coming years” and specifically identify the “peer groups” you reference in several places throughout the proxy statement, including on page 4.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and have revised page 4 of Amendment No. 2 to identify the analysts and Rofin’s peer group.

U.S. Securities and Exchange
Commission
Division of Corporation Finance	Page 2	February 22, 2016

Background of this Solicitation, page 15

2.
Revise the disclosure regarding the settlement offer emailed to us from Mr. Fantone on December 31, 2015 to clarify that these assertions are opinions and statements of belief, as opposed to statements of fact.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and have revised Amendment No. 2 to qualify the assertions described in the December 31, 2015 and January 4, 2016 entries as statements of belief of the Filing Persons.

Certain Information Concerning the Participants in this Solicitation, page 28

3.	Revise your disclosure to clarify which individual holds the voting power under the Group’s voting agreement.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and have revised the disclosure on page 28 of Amendment No. 2 to clarify that pursuant to the Group Agreement, Pluto granted voting power to Mr. Limberger, and not Mr. Schimanko.

In connection with the above comments and our responses, each Filing Person acknowledges that:

●	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

●	the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange
Commission
Division of Corporation Finance	Page 3	February 22, 2016

Please do not hesitate to contact me at (212) 841-1111, (646) 441-9111 (fax) or eblanchard@cov.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

Eric W. Blanchard

cc:	Via E-Mail

Mr. Thomas Limberger

SilverArrow Capital Advisors LLP

Mr. Kenneth Freeling

Mr. Keir Gumbs

Covington & Burling LLP